interim report 2009

Northgate Minerals Corporation

Report to Shareholders
Three Months Ending March 31, 2009

All dollar amounts are stated in United States dollars unless otherwise indicated.

Management’s Discussion and Analysis

Management’s Discussion and Analysis (“MD&A”) provides a review of the performance of Northgate Minerals Corporation (“Northgate” or the “Corporation”) and should be read in conjunction with the accompanying unaudited consolidated financial statements and related notes, which are presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These statements, together with the following discussion and analysis, are intended to provide shareholders with a reasonable basis for assessing the operational and financial performance of Northgate. A cautionary note regarding forward-looking statements follows this MD&A. All of the financial information presented herein is expressed in US dollars, unless otherwise stated. The information presented in this MD&A is as of May 8, 2009.

First Quarter 2009 Highlights

Total gold production was 107,477 ounces, exceeding the first quarter production forecast:

Kemess produced 59,306 ounces during the first quarter, which was 10,000 ounces above forecast.

Fosterville continued its strong turnaround producing 25,779 ounces during the first quarter, which was 2,000 ounces above forecast.

Average net cash cost of production was $396 per ounce, which was significantly lower than first quarter guidance (refer to non-GAAP disclosure on p.19).

Gold sales for the first quarter totalled 111,850 ounces at a realized price of $935 per ounce.

Substantial progress was made on the pre-feasibility study work at Young-Davidson, where the mine plan is being redesigned around the new larger 3.3 million ounce measured and indicated gold resource, using low cost bulk mining methods to reduce operating costs and increase annual production.

Successful exploration drilling at Stawell:

Discovered two additional zones of gold mineralization on either side of the GG5 mining zone.

Hole SD-622W6 in the North Magdala target area intersected 5.7 metres of 19.6 g/t gold.

Began commissioning the heated leach circuit at the Fosterville mine, which will significantly improve gold recoveries.

Northgate Minerals Corporation

Executive Overview

Financial Performance

Northgate Minerals Corporation (“Northgate” or “the Corporation”) recorded consolidated revenue of $123,818,000 in the first quarter of 2009, compared with $86,093,000 in the same period last year. Net earnings were $21,410,000 or $0.08 per diluted share in the first quarter of 2009, compared to net earnings of $19,665,000 or $0.08 per diluted share for the corresponding quarter of 2008. Cash flow from operations, after changes in working capital and other items, was $45,202,000 or $0.18 per diluted share in the first quarter of 2009, which includes the early settlement of 9,000 tonnes of copper forward contracts for cash proceeds of $19,182,000. Cash flow for the same period last year was $15,450,000 or $0.06 per diluted share. Financial results for the corresponding quarter of 2008 exclude results from Fosterville and Stawell prior to Northgate’s acquisition of Perseverance Corporation Limited (“Perseverance”) on February 19, 2008. Per share data is based on the weighted average diluted number of shares outstanding of 255,762,702 in the first quarter of 2009 and 255,338,997 in the corresponding quarter of 2008. As of May 8, 2009, the Corporation had 255,854,675 issued and outstanding common shares and 6,958,450 outstanding common share options.

Health, Safety and Environment

Northgate promotes a strong culture of health and safety at its mine sites and strives to ensure that the highest standards are maintained. During the first quarter of 2009, both Kemess and Young-Davidson performed without a single lost time incident (LTI). Young-Davidson has continued with its exemplary performance, as the property has not recorded a single LTI over the past two years. In Australia, Stawell had no LTIs during the quarter, while Fosterville recorded one LTI.

Human Resources

Negotiations between management and employee representatives at Fosterville progressed during the quarter with the goal of executing the site’s first employee collective agreement by the end of the second quarter of 2009.

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Summarized Consolidated Results

	Q1 2009	Q1 2008

Operating Data
Gold
Production (ounces)	107,477	88,386	[1]
Sales (ounces)	111,850	61,539	[2]
Realized gold price ($/ounce) [3]	935	962
Copper
Production (thousands pounds)	15,007	14,380
Sales (thousands pounds)	14,788	13,375
Realized copper price ($/pound) [3]	2.07	3.68
Net cash cost ($/ounce)	396	262	[4]
Financial Data (Thousands of US dollars, except where noted)
Revenue	123,818	86,093
Net earnings	21,410	19,665
Earnings per share
Basic	0.08	0.08
Diluted	0.08	0.08
Cash flow from operations	45,202	15,450
Cash and cash equivalents	88,379	52,688
Total assets	593,322	715,625

1	Production in Q1 2008 for Fosterville excludes the change in gold-in-circuit inventory previously recorded. Production figures are for the full quarter ending March 31, 2008.

2	Gold sales in Q1 2008 include the results for Fosterville and Stawell from February 19 to March 31, 2008.

3

Metal pricing quotational period is three months after the month of arrival (MAMA) at the smelting facility for copper and two MAMA for gold. Realized prices reported will differ from the average quarterly reference prices, as realized price calculations incorporate the actual settlement price for prior period sales, as well as the forward price profiles of both metals for unpriced sales at the end of the quarter.

4	Cash costs in Q1 2008 include the results for Fosterville and Stawell from February 19 to March 31, 2008.

Corporate Outlook

Strong financial results were achieved from Northgate’s operations during the first quarter, as the Corporation beat the forecast for both gold and copper production, generating excellent cash flow from operations of $45 million. Kemess performed extremely well during the quarter, exceeding expectations for production and costs. Northgate was equally as pleased with the strong operating results from both Fosterville and Stawell, where another solid quarter of production and lower cash costs were achieved. On the exploration front, drill results over the past six months in the North Magdala target at Stawell and in the Harrier zone at Fosterville have been sufficiently compelling that development is commencing towards both of these areas while exploration continues. Pre-feasibility work at Young-Davidson is moving along well, with completion expected by the end of June.

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Results of Operations – Australia

Fosterville Gold Mine

	Q1 2009	Q1 2008
Operating Data
Ore mined (tonnes)	165,355	110,904
Ore milled (tonnes)	167,924	139,492
Ore milled per day (tonnes)	1,866	1,533
Gold
Grade (g/t)	5.53	4.30
Recovery (%)	86	54
Production (ounces)	25,779	10,440 [2]
Sales (ounces) [1]	26,363	4,568
Net cash cost ($/ounce)	430	1, 415
Financial Data (Thousands of US dollars) [1]
Revenue	23,782	4,398
Cost of sales	11,017	6,346
Earnings (loss) from operations	6,483	(3,781)
Cash flow from operations	12,748	(1,908)
Capital expenditures	9,747	2,596

1	Financial data and gold sales (ounces) for Q1 2008 include the results of Fosterville from February 19 to March 31, 2008. Other figures are for the three month period ending March 31, 2008.

2	Production in Q1 2008 for Fosterville excludes the change in gold-in-circuit inventory previously recorded.

Operational Performance

The Fosterville mine produced 25,779 ounces of gold during the three months ended March 31, 2009, which exceeded Northgate’s first quarter forecast and represented a significant improvement from gold production of 10,440 ounces in the corresponding quarter of the previous year. During the quarter, 165,355 tonnes of ore were mined and mine development advanced 1,900 metres (m), compared with 110,904 tonnes mined and 1,420m advanced, respectively, in the corresponding period of 2008. Mining rates dramatically increased in the first quarter of 2009 compared to the same period last year, resulting from an increase in the number of working faces made available by the substantial mine development completed since taking ownership of the mine. In addition, production figures for the first quarter of 2008 were adversely affected by a temporary suspension of underground mining activities in order to facilitate a thorough review of operating procedures and provide additional safety training to mining personnel.

During the first quarter of 2009, approximately 168,000 tonnes of ore were milled at a grade of 5.53 grams per tonne (g/t), which was a significant improvement from the 139,000 tonnes of ore milled at a grade of 4.30 g/t in the first quarter of 2008. Gold recoveries of 86% in the first quarter of 2009 were dramatically higher than the 54% recovery recorded in the same period last year. Higher recoveries were attributable to the lower quantity of carbonaceous ore milled during the most recent quarter and a variety of significant process improvements made by Northgate’s engineers in the BIOX® and leach circuits over the past year. Subsequent to the first quarter, the new heated leach circuit was fully commissioned in April and is expected to further improve gold recoveries in future quarters.

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Total operating costs for the first quarter of 2009 were A$16,661,000 or A$99 (2008 – $A161) per tonne of ore milled. Operating costs continued to decline from previous quarters as a result of increased mining efficiencies from the conversion to owner mining, increased mine output and other improvements to the manner in which the mine has operated. Mining costs were A$54 (2008 – A$74) per tonne of ore mined and milling costs were A$35 (2008 – A$53) per tonne of ore milled. Operating costs for the corresponding period of 2008 reflect results from the date of acquisition of Perseverance (February 19, 2008) to March 31, 2008.

The net cash cost of production for the first quarter of 2009 was $430 per ounce of gold, which was dramatically lower than the net cash cost of $1,415 per ounce of gold in the same period last year. The decrease in net cash cost resulted from lower mining costs, higher ore grades, improved gold recovery, lower diesel prices and the stronger US dollar relative to the Australian dollar.

Financial Performance

Fosterville’s revenue for the three months ended March 31, 2009 was $23,782,000 based on gold sales of 26,363 ounces, compared to $4,398,000 and gold sales of 4,568 ounces in the corresponding period of 2008. The cost of sales for the first quarter of 2009, excluding depreciation and depletion, was $11,017,000 (2008 – $6,346,000) and the depreciation and depletion expense was $5,155,000 (2008 – $1,667,000). Earnings from operations before income taxes recorded for the period was $6,483,000 compared with a loss from operations of $3,781,000 in the corresponding period of 2008.

During the first quarter of 2009, the mine generated $12,748,000 in cash flow from operations while $1,908,000 was utilized in the corresponding period of 2008. Financial performance for the corresponding period of 2008 reflects results from the date of acquisition of Perseverance (February 19, 2008) to March 31, 2008.

Total investment in capital expenditures at Fosterville was $9,747,000, which included $4,661,000 for mine development. Capital expenditures for plant and equipment totalled $5,086,000, which included $2,461,000 for the heated leach project and $732,000 for the raising of the tailings dam. Cash expenditures in the corresponding period of 2008 were $2,596,000.

Exploration Update

Two surface diamond drills are in operation on the Harrier Underground zone, located 1.7 kilometres (km) south of the current Phoenix mining area. Ten holes were drilled (6,269m) in the first quarter, eight of which were directed at the Osprey and Harrier Base zones. It is now apparent that there is a moderate southerly plunging orientation to both the Osprey and Harrier zones, similar to the Phoenix deposit. The base of the southern lens of the Osprey zone (Figure 1) is defined by holes SPD512, 512A and 512B. The upper limit of the northern lens is defined by holes SPD504A and 504B. Within the Osprey zone, hole SPD511 intersected 3.0m of 5.7 g/t gold.

The base of the Harrier lens (Figure 2) is similarly defined by holes SPD512 and 512A. Within the Harrier Base zone, hole SPD504A intersected 6.4m of 4.8 g/t gold and hole SPD511 intersected 2.3m of 5.2 g/t gold.

Both the Harrier and Osprey lenses are open down plunge. Phase 2 and 3 exploration activities during the balance of 2009 will infill the high grade zones already known to exist and step out down plunge to explore the full extent of these zones. While exploration continues from surface in the Harrier zone, the decision has been made to advance development in the Ellesmere ore body, originally scheduled in 2010, to the second half of 2009 in order to reduce the lead time involved in drifting over to the Harrier zone. Bringing forward the Ellesmere development would allow Harrier to be brought into production by 2012.

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Figure 1: Harrier Underground Longitudinal Section: Osprey Gold Mineralization

Figure 2: Harrier Underground Longitudinal Section: Harrier Base Gold Mineralization

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Stawell Gold Mine

	Q1 2009	Q1 2008
Operating Data
Ore mined (tonnes)	154,718	150,217
Ore milled (tonnes)	180,199	166,835
Ore milled per day (tonnes)	2,002	1,833
Gold
Grade (g/t)	4.45	5.96
Recovery (%)	87	89
Production (ounces)	22,392	28,363
Sales (ounces) [1]	24,635	12,247
Net cash cost ($/ounce)	432	536
Financial Data (Thousands of US dollars) [1]
Revenue	22,415	11,739
Cost of sales	11,050	7,245
Earnings from operations	4,693	683
Cash flow from operations	13,008	6,592
Capital expenditures	5,926	2,622

1	Financial data and gold sales (ounces) include the results of Perseverance from February 19 to March 31, 2008. Other figures are for the three month period ending March 31, 2008.

Operational Performance

The Stawell mine produced a total of 22,392 ounces of gold during the three months ended March 31, 2009 compared to 28,363 ounces of gold in the corresponding period last year. During the quarter, gold production was 15% lower than forecast due to a combination of lower mining rates, ore grades and gold recovery. In January, underground production blasting was interrupted for ten days while an excessive blast vibration event was investigated. The suspension led to production sequencing delays, which resulted in processing a greater amount of lower grade oxide ore from stockpiles than had been initially projected. Despite the lower production in the first quarter, it is expected that total gold production for 2009 will meet the original forecast of 107,000 ounces.

Mine production during the quarter of 155,000 tonnes of ore was slightly higher than the 150,000 tonnes mined in the same period of 2008, but lower than plan due to the 10 day interruption in mining. Underground mine development continued in the Golden Gift (GG) production zones, GG1, GG3 and GG5L, during the quarter and the development advance totalled 1,407m (2008 – 1,201m). Progress was made in upgrading the underground ventilation systems for the lower areas of the mine and improving secondary egress routes.

During the first quarter of 2009, approximately 180,000 tonnes of ore was milled at an average grade of 4.45 g/t compared with 167,000 tonnes of ore at 5.96 g/t in the same period last year. Gold recoveries of 87% in the first quarter of 2009 were slightly lower than the 89% recovery recorded in the same period of 2008 as a result of the higher volume of lower grade stockpiled oxide ore processed.

Total operating costs for the first quarter of 2009 were A$14,542,000 or A$81 (2008 – A$89) per tonne of ore milled. The decline in operating cost is primarily attributable to the increase in mill throughput quarter over quarter. Mining costs were A$57 (2008 – A$57) per tonne of ore mined and milling costs were A$24 (2008 – A$29) per tonne of ore milled. Operating costs for the corresponding period of 2008 reflect results from the date of acquisition of Perseverance (February19, 2008) to March 31, 2008.

The net cash cost of production for the first quarter of 2009 was $432 per ounce of gold, which was significantly lower than the cost of $536 per ounce of gold recorded in the same period last year. The decrease in net cash cost resulted from the stronger US dollar relative to the Australian dollar, which more than offset the effect of lower ore grades.

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Financial Performance

Stawell’s revenue for the three months ended March 31, 2009 was $22,415,000 based on gold sales of 24,635 ounces. The cost of sales during the quarter, excluding depreciation and depletion, was $11,050,000 (2008 – $7,245,000) and the depreciation and depletion expense was $5,818,000 (2008 – $3,387,000). Earnings from operations before income taxes recorded for the period were $4,693,000 compared with earnings of $683,000 in the corresponding period of 2008. During the first quarter of 2009, Stawell generated $13,008,000 in cash flow from operations compared with $6,592,000 in the corresponding quarter of 2008. Financial performance for the corresponding period of 2008 reflects results from the date of acquisition of Perseverance (February19, 2008) to March 31, 2008.

Total investment in capital expenditures at Stawell was $5,926,000, which includes $3,179,000 for mine development and $2,747,000 for plant and equipment. The plant and equipment expenditure includes $1,064,000 for the purchase of a new haul truck and $732,000 for the raising of the tailings dam. Capital expenditures in the corresponding period of 2008 were $2,622,000.

Exploration Update

The surface drill working on the North Magdala target area successfully intersected the target horizon with an intercept of 5.7m of 19.6 g/t gold (true thickness estimated to be 5.1m), located 100m north of the historic hole SD622 that had intersected 9.4m of 8.4 g/t gold (true thickness estimated at 8.0m). A second hole from underground intersected the same zone with an intercept of 2.5m of 6.6 g/t gold. These three intersections are higher grade than similar styles of mineralization mined in higher levels of the mine, which averaged 5.0m – 8.0m thickness with an average grade of 4.5 g/t – 5.0 g/t gold. A second deep surface drill hole will attempt to intersect the North Magdala target with another 100m step out further to the north.

On the strength of the recently delineated 28,000-ounce inferred resource in the Dukes Flank area and the very encouraging results in the North Magdala target, the decision has been made to begin development into Dukes Flank from the C7 zone. This development will provide a platform for resource conversion drilling into Dukes Flank and underground exploration of North Magdala.

A second exploration highlight during the quarter was the discovery of two zones in close proximity to the current GG5 workings. These two zones have initial intersections of 7.7m of 18.1 g/t gold and 7.5m of 10.6 g/t gold (each with an estimated true thickness of 5.0m) in the G5L South Block and 10m of 6.9 g/t gold in the G5 Open Flank (true thickness estimated at 5.5m). Definition drilling is underway and it is anticipated that these zones will be converted to the indicated and inferred resource categories within three months.

Figure 3: Stawell Gold Mine: (Vertical, West Looking, Longitudinal Section with Metric Grid)

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Kemess Mine

	Q1 2009	Q1 2008

Operating Data
Ore plus waste mined (tonnes)	6,752,463	8,536,638
Ore mined (tonnes)	6,146,976	4,766,372
Stripping ratio (waste/ore)	0.099	0.791
Ore milled (tonnes)	4,312,171	4,243,891
Ore milled per day (tonnes)	47,913	46,636
Gold
Grade (g/t)	0.606	0.522
Recovery (%)	71	70
Production (ounces)	59,306	49,583
Sales (ounces)	60,852	44,724
Copper
Grade (%)	0.187	0.182
Recovery (%)	85	85
Production (thousands pounds)	15,007	14,380
Sales (thousands pounds)	14,788	13,375
Net cash cost ($/ounce)	367	105
Financial Data (Thousands of US dollars)
Revenue	86,153	104,016
Cost of sales	37,251	49,164
Earnings from operations	33,575	47,039
Cash flow from operations	5,875	27,316
Capital expenditures	1,877	1,789

Operational Performance

Kemess posted gold and copper production of 59,306 ounces and 15.0 million pounds, respectively, in the first quarter of 2009. Metal production was significantly higher than forecast as a result of better than expected gold grades and the mining and processing of some higher grade ore from the western end of the open pit, which had been delayed from the fourth quarter of 2008.

During the first quarter of 2009, approximately 6.8 million tonnes of ore and waste were removed from the western end of the open pit compared to 8.5 million tonnes during the corresponding quarter of 2008. Early in the second quarter of 2009, mining operations in the west pit were temporarily scaled back in response to typical spring thaw conditions. During this period, the mill continues to operate normally with previously stockpiled ore. When normal operations resume towards the end of May, the remaining ore in the west end of the open pit will be mined and mining operations will move back into the east end of the open pit for the remainder of the mine life.

Unit mining costs were Cdn$2.30 per tonne moved compared with Cdn$2.07 per tonne moved in the first quarter of 2008. The unit mining costs in the most recent quarter were higher than they were in the same period last year due to the significantly lower volume of material moved and higher maintenance costs, as higher than planned hours were accumulated on the hauling truck fleet in the extreme cold weather during the most recent quarter.

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Mill throughput and mill availability during the first quarter of 2009 were 47,913 tonnes per day (tpd) and 91%, respectively, which was consistent with the performance in the first quarter of 2008 of 46,636 tpd and 89%. The ore milled in the first quarter of 2009 had grades of 0.606 g/t for gold and 0.187% for copper, compared with grades of 0.522 g/t gold and 0.182% copper in the same period of 2008. Gold and copper recoveries were consistent year over year and averaged 71% and 85%, respectively, in the first quarter of 2009 compared with 70% and 85% in the same period last year. Recoveries during the quarter were better than forecast due to improvements in the metallurgical process. Going forward, these improvements will have a very positive impact on the lower grade ore, which makes up the majority of the remaining reserves at Kemess.

Metal concentrate inventory declined by 2,000 wet metric tonnes (wmt) to approximately 10,000 wmt in the first quarter of 2009. Railcar availability continued to be poor due to extreme winter conditions experienced throughout Canada in February and March.

The average unit cost of production at Kemess was Cdn$13.25 per tonne milled during the first quarter of 2009, including Cdn$3.61 per tonne for concentrate marketing costs, comprised of treatment and refining costs and transportation fees. The unit cost in the same quarter in 2008 was Cdn$13.58 per tonne milled, which included Cdn$3.18 per tonne for marketing costs. Concentrate marketing costs have increased year over year as the 2009 smelting and refining terms for 2009 have increased to $75 per dry metric tonne (dmt) and $0.75 per pound of copper compared with terms of $45 per dmt and $0.45 per pound in 2008. However, site operating costs of Cdn$41.6 million have come down approximately 6% in the first quarter of 2009 (Cdn$44.2 million in the first quarter of 2008). The decrease in site operating costs is attributed primarily to the lower cost of diesel fuel and mill steel.

The net cash cost of production at Kemess in the first quarter was $367 per ounce of gold compared to $105 per ounce reported in the first quarter of 2008. The net cash cost was significantly lower than forecast due to the stronger gold and copper production from higher than expected ore grades and metal recoveries, as well as the higher than forecast copper prices. However, the net cash cost was significantly higher than the comparative quarter of 2008 due to the lower copper price and higher marketing costs, which were only partially offset by the weaker Canadian dollar and lower Canadian dollar denominated site costs.

Financial Performance

Revenue from Kemess in the first quarter of 2009 was $86,153,000 compared with $104,016,000 in the corresponding period of 2008 excluding the effects of mark-to-market adjustments on Northgate’s hedge books. Metal sales in the first quarter of 2009 consisted of 60,852 ounces of gold and 14.8 million pounds of copper, compared with 44,724 ounces of gold and 13.4 million pounds of copper in the first quarter of 2008. During the first quarter of 2009, the price of gold on the London Bullion Market averaged $909 per ounce and the price of copper on the London Metal Exchange (LME) averaged $1.56 per pound. The net realized metal prices received on sales in the first quarter of 2009 were approximately $963 per ounce of gold and $2.07 per pound of copper, compared with $965 per ounce and $3.68 per pound in the first quarter of 2008. Since Northgate’s metal pricing quotational period is three months after the month of arrival (MAMA) at the smelting facility for copper and two MAMA for gold, the realized prices reported differ from the average quarterly reference prices. The realized price calculations incorporate the actual settlement price for prior period sales, as well as the forward price profiles of both metals for unpriced sales at March 31.

The cost of sales in the first quarter of 2009 was $37,251,000, which was lower than the corresponding period last year when the cost of sales was $49,164,000. The decrease in the most recent quarter reflects the lower costs of production as well as the impact of the strengthening US dollar.

Depreciation and depletion expense in the first quarter was $12,402,000 compared to $7,745,000 during the corresponding period of 2008. The higher depreciation and depletion expense for the most recent quarter reflects the increase in tonnes of ore mined.

Capital expenditures during the first quarter of 2009 totalled $1,877,000 compared to $1,789,000 in the corresponding period of 2008. Capital expenditures in the most recent quarter reflect the impact of the strengthening US dollar and were primarily devoted to ongoing construction of the tailings dam and the purchase of new mill liners.

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Exploration Update – Young Davidson

Pre-feasibility work at Young-Davidson is moving along well with completion expected by the end of June. This will include revised economics for the development of the project using the dramatically higher measured and indicated gold resource of 3.3 million ounces that was announced in December 2008. The new larger resource has allowed for the application of lower cost bulk mining methods that will decrease mining costs and increase annual production. In addition, the capital estimates will be updated to reflect changes in equipment pricing and contractor unit rates that have taken place over the past 12 months. A feasibility study is scheduled for completion by year-end.

The rocks that host the Young-Davidson deposit are known to extend to the west under barren cover rocks. Historically, only a handful of drill holes have been tested along strike west of the deposit. Drilling in late 2008 and early 2009 has targeted the area outside of the known resource, immediately west of the open pit. The results are highlighted by hole 91, which intersected 25.5m of 4.49 g/t gold including 15m of 6.29 g/t gold and 3.5m of 3.07 g/t gold. Hole YD09-97, located 100m west of hole 91, intersected 11.5m of 2.62 g/t gold and hole YD09-96, located 150m west of hole 91, intersected 6.3m of 1.53 g/t gold. Hole YD09-98, located 200m west of hole 91, intersected 3.0m of 1.56 g/t gold and hole YD09-99, located 50m below hole 91 intersected 3.7m of 1.87 g/t gold and 5.8m of 3.59 g/t gold. Assays on remaining holes are pending.

Exploration diamond drilling on the property during the balance of 2009 will focus on testing various geophysical anomalies that have similar characteristics to those of the known Young-Davidson deposit.

Figure 4: Young-Davidson Property (Vertical, North Looking, Longitudinal Section with Metric Grid)

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Corporate Overview

In the first quarter of 2009, Northgate closed out 9,000 tonnes of copper forward sales contracts for proceeds of $19,182,000. The closed-out contracts were spread equally over the maturity dates from November 2009 to October 2010. At March 31, 2009, there were 7,200 tonnes of copper forward sales outstanding at an average price of $2.49 per pound over the period from November 2009 through October 2010. The change in fair value of the remaining forward contracts during the quarter was a loss of $8,433,000 resulting from the significant increase in the price of copper since December 31, 2008. The fair value of these contracts at March 31, 2009 was an asset of $9,519,000 of which $4,075,000 is included in trade and other receivables for contracts expiring within 12 months and $5,444,000 is included in other assets. Northgate had no forward gold contracts outstanding at March 31, 2009.

Corporate administration costs in the first quarter of 2009 were $2,282,000 compared to $3,161,000 in the corresponding quarter of the prior year, representing a decrease of 28%. The decrease is due mainly to reduced stock-based compensation, which is $466,000 lower compared to the first quarter of 2008 as a result of Northgate’s lower share price at the grant date. Australian corporate administration costs of $351,000 have also decreased by $318,000 compared to the corresponding period in 2008 due to reduced staffing and the elimination of duplicate administration costs. Canadian corporate expenditures of $1,931,000 are comprised mainly of personnel costs, as well as ongoing compliance and investor relations costs.

Northgate granted a total of 1,566,000 options to employees in the first quarter of 2009, compared to 1,480,000 options in the corresponding quarter of 2008. At March 31, 2009, there were 6,963,150 options outstanding, of which 3,981,100 were exercisable.

Exploration costs in the first quarter of 2009 were $3,249,000 compared to $6,161,000 in the first quarter of 2008. Costs incurred in Canada were $1,367,000, a decrease of $4,206,000 from the corresponding quarter in 2008 due to decreased exploration activity at Young-Davidson, which is now focused on pre-feasibility work rather than exploration activities at site. This decrease was offset by exploration expenses in Australia of $1,882,000, as Fosterville and Stawell continue to identify additional zones with the potential to extend each site’s mine-life.

Net interest income was significantly lower at $380,000 in the first quarter of 2009 compared with $3,612,000 in the corresponding quarter of 2008. The decrease is attributable to lower average cash balances compared to 2008 when Northgate had cash and cash equivalents in excess of $250,000,000 prior to the acquisition of Perseverance for cash consideration. The decrease also results from increased interest expenses resulting from plant and equipment acquired by Fosterville and Stawell, beginning in the second quarter of 2008, through the assumption of capital leases.

Northgate recorded an income tax expense of $11,805,000 in the first quarter of 2009 compared to $1,319,000 in the corresponding quarter of 2008. Current income taxes in the current quarter were $22,853,000 of which $19,555,000 relates to the Canadian operations. This amount is attributable to the strong financial results at Kemess in the current quarter and the settlement of the copper forward contracts. Northgate’s Australian operations are also forecast to be cash taxable in the current fiscal year and have recognized a current income tax expense of $3,298,000. The current income tax expense is offset by a future income tax recovery of $11,048,000, resulting mainly from the reversal of future tax liabilities relating to the copper forward contracts, which were in a significant asset position at December 31, 2008.

Other income for the three months ended March 31, 2009 includes an insurance settlement of $554,000 relating to the collapse of a buried section of the process water line at Kemess, which occurred in the third quarter of 2008 and resulted in ten days of lost production. No amount had previously been accrued in the consolidated financial statements. Other income in the corresponding period in 2008 includes a one-time, non-cash mark-to-market gain of $9,836,000 related to the settlement of Perseverance’s gold forward contracts. In connection with the acquisition of Perseverance, Northgate had entered into an agreement to acquire Perseverance’s portfolio of gold forward contracts based on the value of the underlying forward contracts at October 30, 2007. A gain was recorded to recognize the difference in the fair value of the portfolio and the settlement amount.

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Liquidity and Capital Resources

Working Capital: At March 31, 2009, Northgate had working capital of $68,330,000 compared with working capital of $21,947,000 at December 31, 2008. The increase in working capital was driven entirely by increases to current assets as current liabilities have decreased by 2% since December 31, 2008. Northgate’s cash and cash equivalents have increased by $25,960,000 due to strong cash flow from operations and the settlement of a portion of the Corporation’s copper forward contracts. Trade and other receivables have increased in light of higher quarter-end gold and copper prices. Inventories have increased by $10,577,000 due to the timing of deliveries of concentrate at Kemess and the increase in ore stockpiles. Northgate’s cash balance at March 31, 2009 amounted to $88,379,000 compared with $62,419,000 at December 31, 2008. All cash is held on deposit with major established banks in Canada and Australia.

During the quarter, Northgate generated cash flow from operations of $45,202,000 compared to $15,450,000 for the corresponding quarter of 2008. The increased cash flow resulted from the increase in revenues from higher gold sales and the inclusion of the results from Fosterville and Stawell for the entire quarter, whereas the corresponding quarter in 2008 included financial results from these two operations from February 19, 2008 onwards. The increase was also attributable to the settlement of 9,000 tonnes of Northgate’s copper forward contracts, which generated proceeds of $19,182,000.

Northgate believes that its working capital at March 31, 2009, together with future cash flow from operations, is more than sufficient to meet its normal operating requirements for the next year, notwithstanding the current ongoing illiquidity and impairment of its auction rate securities investments (refer to discussion below).

Investments: Northgate continues to hold auction rate securities (“ARS”). The par value of the ARS held by the Corporation is $72,600,000. All of the ARS currently held by the Corporation were rated AAA at the time of purchase. ARS are floating rate securities marketed by financial institutions with auction reset dates at 7, 28, or 35 day intervals to provide short-term liquidity. Beginning in August 2007, auctions at which these securities were to be re-sold began to fail, and as of the date hereof, attempts to conduct auctions have generally ceased. Currently, these securities cannot be readily converted to cash for use by the Corporation to make capital investments or for other business purposes, although the underlying payment and other obligations of the original issuers of these securities remain intact, and these issuers (or their guarantors) continue to make regular interest payments to the Corporation. All ARS currently held by the Corporation were purchased on its behalf by Lehman Brothers Inc. (“Lehman”), acting in its capacity as broker agent of Northgate using the discretion conferred on it. Based on representations from Lehman, Northgate had believed that the securities conformed to Northgate’s internal investment management policy. Subsequent to the ARS investments of Northgate becoming illiquid, management of the Corporation received from Lehman a loan collateralized by the ARS held in the Corporation’s investment account managed by Lehman, pursuant to a Client Agreement between Lehman and Northgate dated October 18, 2007 (the “Short-Term Loan”).

Based on investigations conducted after the securities in question became illiquid, Northgate concluded that a number of representations from Lehman had been incorrect, and that Lehman had mishandled Northgate’s account. On July 3, 2008, Northgate filed a Statement of Claim (the “FINRA Claim”) with the Financial Industry Regulatory Authority (“FINRA”) in New York, a self-regulatory organization with jurisdiction over customer-broker disputes, regarding alleged mishandling of Northgate’s investment account (including the unauthorized purchase of ARS) by Lehman and several of its employees. Northgate has alleged that Lehman’s inappropriate conduct constituted, among other things, breach of contract, breach of fiduciary duty, fraudulent misrepresentation and abuse of discretionary authority. Among the relief sought by Northgate in the FINRA Claim is a ruling of FINRA relieving Northgate of its obligation to repay the Short-Term Loan as partial compensation for losses suffered as a result of the misconduct of Lehman, effectively ‘setting-off’ the debt owing by the Corporation to Lehman against the damages claimed by Northgate from Lehman and its employees.

Northgate Interim Report | Q1 2009 | 14

On September 15, 2008, Lehman Brothers Holdings Inc. (“Lehman Holdings”), the parent corporation of Lehman, filed for Chapter 11 bankruptcy protection in the United States, and shortly thereafter Lehman commenced liquidation proceedings. On September 17, 2008, Barclays Capital (“Barclays”) announced plans to buy certain assets from Lehman Holdings and its subsidiaries pursuant to an Asset Purchase Agreement with Lehman Holdings, Lehman and other Lehman affiliates (the “Purchase Agreement”). While Barclays has assumed from Lehman the management of the account in which the ARS of the Corporation are held, based on available information, Northgate believes that Barclays did not assume the Short-Term Loan in the manner prescribed by the court-approved Purchase Agreement.

From a legal perspective, the FINRA Claim survives the bankruptcy of Lehman such that the Corporation now may claim against the bankrupt Lehman estate. In order to preserve its right to claim against the Lehman estate at the appropriate stage of the bankruptcy administrative process, the Corporation has arranged for the filing of the necessary Securities Investor Protection Corporation customer claim and bankruptcy proof of claim with the appropriate authorities. The Corporation continues to work with its US legal counsel to collect and analyze additional information regarding Lehman, including with respect to the residual value in the Lehman estate, applicable insurance coverage and the aggregate value of competing claims against the Lehman estate so as to be able to make an informed determination regarding a prudent course of action going forward.

Following the bankruptcy of Lehman, the Corporation retained an independent valuator (the “Valuator”) to assess the fair value of its ARS investments. The Valuator considered several factors in making such assessment, including the probability of future defaults by the respective issuers, the potential impact of recent events in the global financial markets, the relative seniority of each security within the capital structure of the relevant issuer, the credit position of financial guarantors and the value of investments and reserves held by the respective issuers.

The estimated fair value of the Corporation’s ARS holdings at March 31, 2009 was $36,817,000, which reflects a $2,474,000 decline from the estimated fair value of $39,291,000 at December 31, 2008. The Corporation continues to earn interest on all its ARS investments.

The decline in value is related mainly to the Corporation’s ARS investments issued by Regulation XXX Insurance companies. The Corporation has concluded that this decline is temporary. In determining that the loss in value is temporary, the Corporation considered the fact that these particular securities have a lower probability of future default, continue to make interest payments, are insured by monoline insurance companies and continue to maintain a credit rating above investment grade. Management also considered the senior rank of its holdings in the capital structures of the respective issuers and the fiduciary obligation of the major insurance companies who own the Regulation XXX entities as factors that improve the likelihood that these investments might eventually return to par value.

The estimated fair value of the Corporation’s ARS investments issued by derivative product companies (companies involved in the issuance of credit default swaps) increased slightly in the three months ending March 31, 2009. In previous periods, decreases in the estimated fair value of these ARS investments were determined to be other than temporary and a corresponding amount was recognized into net earnings. Previous permanent impairments are not reversed and consequently the increase in estimated fair value was not recognized in net earnings.

Short-Term Loan: Northgate received from Lehman a Short-Term Loan collateralized by the Corporation’s ARS investments subsequent to such ARS investments becoming illiquid (refer to previous discussion on the Short-Term Loan under “Investments”, above).

As of March 31, 2009, the principal outstanding on the Short-Term Loan was $42,478,000. Northgate continues to treat the Short-Term loan as an obligation of the Corporation and has continued to classify it as a current liability based on its original maturity date.

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Internal Controls Over Financial Reporting

Northgate management is responsible for designing, establishing and maintaining adequate internal control over financial reporting (“ICFR”). ICFR is a process designed by, or under the supervision of, senior management, and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and preparation of Northgate’s consolidated financial statements in accordance with Canadian GAAP. However, any system of internal control over financial reporting, no matter how well designed, has inherent limitations and management acknowledges that ICFR will not prevent or detect all misstatements due to error or fraud.

Northgate’s management, including the CEO and CFO, have certified the adequacy of the design of the Corporation’s ICFR as of March 31, 2009 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.

Changes in Internal Control over Financial Reporting

There has been no change in Northgate’s ICFR during the first quarter of 2009. Since the acquisition of Perseverance in the prior year, management has been working on the integration of its Australian subsidiaries and has designed appropriate controls. During the first quarter of 2009, Northgate’s management completed the assessment of ICFR design at the Australian subsidiary level.

Critical Accounting Estimates

Northgate’s accounting policies are described in note 2 to its consolidated financial statements for the year ended December 31, 2008, except for changes in these policies described in note 2 to its interim consolidated financial statements ended March 31, 2009. These interim consolidated financial statements are prepared in accordance with Canadian GAAP, which require Northgate to make various judgments with respect to certain estimates and assumptions. The following policies are considered by management to be most critical in understanding the judgments that are involved in the preparation of Northgate’s consolidated financial statements and the uncertainties inherent therein.

Revenue Recognition

Northgate recognizes revenue from the sale of its Kemess concentrate upon transfer of title and delivery at the receiving smelter, which typically occurs within seven days of the date that such concentrate is loaded into railcars for shipment to the receiving smelter. Sales of gold-copper concentrate are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices. In addition, sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenues are recorded at the time of sale based on forward prices for the expected date of final settlement. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end and in the period of final settlement.

Northgate recognizes revenue from the sale of its gold doré from Fosterville and Stawell upon delivery, which occurs when the doré is picked up by the purchaser’s agent. Sales of gold doré are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices. In addition, sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenues are recorded at the time of sale based on the spot price at the date of delivery. Final pricing and payment generally occurs within three days of delivery. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end and in the period of final settlement.

Site Closure and Reclamation Costs

Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Corporation. Northgate accounts for reclamation liabilities by recognizing any statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting cost is capitalized into the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the estimated amount or timing of the underlying future cash flows. The asset retirement cost is amortized to operations over the life of the asset. The determination of site closure and reclamation costs requires assumptions with respect to future expected costs, discount rates and inflation rates, changes in which can materially affect the recognized amount of the liability.

Northgate Interim Report | Q1 2009 | 16

Mineral Property Costs

Northgate records mine development expenditures at cost and acquired mineral properties at the fair value at the time they were acquired. The fair values of acquired mineral properties are based on independent valuations and reflect the nature and amount of material interests believed to be contained or potentially contained in properties to which they relate.

A significant portion of Northgate’s mineral property is depreciated on a unit-of-production basis. Under the unit-of-production basis, the calculation of depreciation and depletion of mineral property, plant and equipment is based on the amount of proven and probable reserves expected to be recovered. If these estimates of reserves prove to be inaccurate, or if Northgate revises its mining plan reducing the amount of reserves expected to be recovered, Northgate could be required to write down the recorded value of its mineral property, plant and equipment, or could be required to increase the amount of future depreciation, depletion and amortization expenses, both of which would reduce Northgate’s earnings and net assets.

In addition, Canadian GAAP requires Northgate to consider at the end of each accounting period whether or not there has been an impairment of the capitalized mineral property, plant and equipment. For producing properties, this assessment is based on expected future cash flows to be generated. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present.

Expected future cash flows are based on detailed mine plans, which incorporate management assumptions and estimates of revenues and related costs. Significant assumptions include the forecasted price for gold and copper and estimates concerning the disposal value of its assets. Actual future results may differ from the assumptions made by Northgate.

If Northgate determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate due to reductions in the price of gold and copper, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because Northgate has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, Northgate would be required to write down the recorded value of its mineral property, plant and equipment, which would reduce Northgate’s earnings and net assets.

Auction Rate Securities

Northgate records its investment in ARS at estimated fair value. In estimating the fair value of ARS, several variables are considered, including the probability of future defaults, the potential impact of recent events in the global financial markets, the relative seniority of each ARS within the capital structure of the issuer, the credit circumstances of financial guarantors and the value of investments and reserves held by the issuer.

A decline in the estimated fair value of the Corporation’s ARS that is determined to be temporary is recorded in other comprehensive income in the period when the impairment occurred. In determining if a decline in estimated fair value is temporary, Northgate considers whether interest payments continue to be made, the probability of future defaults, the credit rating of the issuer and the existence of financial guarantors. Northgate also considers the senior rank of its holdings in the issuers’ capital structure and the fiduciary obligation and financial capacity of companies who own the issuers.

A decline in estimated fair value that is determined to be other than temporary is recognized in earnings in the period in which the impairment occurred. In determining whether an impairment is other than temporary, Northgate considers various factors, including a substantial decline in estimated fair value for an extended period of time, issuer defaults on interest payments, the presence of default insurance, significant downgrades in the credit rating of the issuer and adverse market conditions which have negatively impacted individual securities.

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Valuation Allowance

Northgate recognizes future tax assets associated with tax loss carry forwards and other tax deductions only if it is more likely than not that the related benefits will be realized in the future. The evaluation of whether future tax assets should be recognized is based on expected future income for tax purposes. The determination of expected future income for tax purposes requires significant judgments and estimates with respect to metal prices, foreign exchange rates and operating costs. Changes in those assumptions can materially affect the recognized amount of a future income tax asset. In future years, if Northgate determines it is no longer more likely than not that the benefit of its future tax assets will be realized, it would be required to set up a valuation allowance with a corresponding future income tax expense in results from operations.

Adoption of New Accounting Standards

On January 1, 2009, the Corporation adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. This new standard establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and harmonizes the standard with International Financial Reporting Standard (“IFRS”) IAS 38, Intangible Assets. Concurrent with the introduction of the standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period. The standard is to be applied retroactively, however the adoption of this standard did not result in any changes to the Corporation’s interim consolidated financial statements.

New Accounting Pronouncements

Conversion to International Financial Reporting Standards

On February 13, 2008, the Accounting Standards Board announced that publicly accountable entities will be required to prepare financial statements in accordance with International Financial Reporting Standards (IFRS) for interim and annual financial statements for fiscal years beginning on or after January 1, 2011.

Northgate is currently developing an IFRS conversion implementation plan, which will include an assessment of the impact of the conversion on the consolidated financial statements and related disclosures. The plan will also consider the impact of the conversion on the Corporation’s information technology systems, internal controls over financial reporting, disclosure controls and procedures and business activities that may be influenced by generally accepted accounting principles (GAAP) measurements.

Northgate has engaged an independent firm to perform an analysis of the significant IFRS-GAAP measurement and disclosure differences specific to the Corporation. Northgate will quantify the potential effect of these differences as part of the conversion implementation plan. Certain personnel have also undergone in-depth training regarding the significant IFRS-GAAP differences, in particular how they apply to entities in the mining industry. Northgate has identified other key personnel that will play a significant role in the conversion to IFRS to ensure that proper education and training is provided prior to the conversion.

Northgate is currently reviewing the provisions of IFRS 1, First-time adoption of International Reporting Standards, which provides guidance concerning the application of the international standards in the first IFRS financial statements. While IFRS are generally applied on a retrospective basis on conversion, IFRS 1 provides for certain elective exemptions from certain requirements of the standards. Northgate is considering the impact of these potential elections on the consolidated financial statements and will disclose further details later in the fiscal year.

Northgate Interim Report | Q1 2009 | 18

Non-GAAP Measures

Adjusted Net Earnings

The Corporation has prepared a calculation of adjusted net earnings, which has removed certain non-cash adjustments from its Canadian generally accepted accounting principles (Canadian GAAP) calculation of net earnings as it believes this may be a useful indicator to investors. Adjusted net earnings may not be comparable to other similarly titled measures of other companies.

(Expressed in thousands of US$, except share amounts)	Q1 2009	Q1 2008
Net earnings	$21,410	$19,665
Adjustments
Unrealized gain on derivatives related to the acquisition of Perseverance hedge book	—	(9,836)
Effect of provisional pricing on concentrate sales, net of tax	(3,331)	(9,733)
Fair value adjustment on copper forward contracts, net of tax of $2,530 (2008 – $10,530)	5,903	18,802
Adjusted net earnings	$23,982	$18,898
Diluted common shares outstanding	255,762,702	255,338,997
Adjusted net earnings per diluted common share	$0.09	$0.07

Cash Cost

The Corporation has included net cash costs of production per ounce of gold in the discussion of its results from operations, because it believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. However, cash costs of production should not be considered as an alternative to net earnings or as an alternative to other Canadian GAAP measures and may not be comparable to other similarly titled measures of other companies.

A reconciliation of net cash costs per ounce of production to amounts reported in the statement of operations is shown in the following table.

Q1 2009
(Expressed in thousands of US$, except per ounce amounts)	Fosterville	Stawell	Kemess	Combined
Gold production (ounces)	25,779	22,392	59,306	107,477
Cost of sales	$11,017	$11,050	$37,251	$59,318
Change in inventories and other	63	(1,380)	9,011	7,694
Gross copper and silver revenue	—	—	(24,472)	(24,472)
Total cash cost	$11,079	$9,671	$21,790	$42,540
Cash cost ($/ounce)	$430	$432	$367	$396

Q1 2008
(Expressed in thousands of US$, except per ounce amounts)	Fosterville[1]	Stawell[1]	Kemess	Combined
Gold production (ounces)	4,021	11,508	49,583	65,112
Cost of sales	$6,346	$7,245	$49,164	$62,755
Change in inventories and other	(658)	(1,075)	8,301	6,568
Gross copper and silver revenue	—	—	(52,280)	(52,280)
Total cash cost	$5,688	$6,170	$5,185	$17,043
Cash cost ($/ounce)	$1,415	$536	$105	$262

1	Quarterly data for the Stawell and Fosterville gold mines only include results from February 19, 2008 to March 31, 2008.

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Selected Quarterly Financial Data

(Thousands of US dollars,	2009		2008 Quarter Ended			2007 Quarter Ended
except per share, per ounce
and per pound amounts)	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
Revenue	$123,818	$136,748	$99,267	$138,880	$86,093	$95,999	$86,756	$80,878
Earnings (loss) for the period	21,410	18,668	(29,438)	1,847	19,665	33,309	(11,937)	8,647
Earnings (loss) per share
Basic	$0.08	$0.07	$(0.12)	$0.00	$0.08	$0.13	$(0.05)	$0.03
Diluted	$0.08	$0.07	$(0.12)	$0.00	$0.08	$0.13	$(0.05)	$0.03
Metal production
Gold (ounces)	107,477	118,265	64,588	83,561	88,386	41,467	70,055	65,999
Copper (thousands pounds)	15,007	14,391	9,195	13,940	14,380	16,766	18,822	14,839
Metal Prices
Gold (London Bullion Market – $ per ounce)	909	795	870	896	927	788	681	667
Copper (LME Cash – $ per pound)	1.56	1.77	3.48	3.83	3.54	3.26	3.50	3.47

Forward-Looking Statements:

This Northgate interim report contains “forward-looking information”, as such term is defined in applicable Canadian securities legislation, concerning Northgate’s future financial or operating performance and other statements that express management’s expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “expects”, “believes”, “anticipates”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “plans” and variations of such words and phrases, or by statements that certain actions, events or results “may”, “will”, “could”, “would” or “might” “be taken”, “occur” or “be achieved”. Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Northgate operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Northgate cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Northgate’s actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to gold and copper price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled "Risk Factors" in Northgate's Annual Information Form for the year ended December 31, 2008 or under the heading "Risks and Uncertainties" in Northgate's 2008 Annual Report, both of which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this interim report. Although Northgate has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this interim report is made as of the date of this interim report, and Northgate disclaims any intention or obligation to update or revise such information, except as required by applicable law.

Northgate Interim Report | Q1 2009 | 20

Interim Consolidated Balance Sheets

	March 31	December 31
Thousands of US dollars	2009	2008
	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	$88,379	$62,419
Trade and other receivables	33,861	18,310
Income taxes receivable	—	6,837
Inventories (note 3)	52,123	41,546
Prepaids	1,434	1,989
Future income tax asset	5,174	5,259
	180,971	136,360
Other assets	27,728	53,606
Deferred transaction costs	775	775
Future income tax asset	3,300	3,741
Mineral property, plant and equipment	343,612	357,725
Investments (note 4)	36,936	39,422
	$593,322	$591,629
Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	$42,457	$56,469
Income taxes payable	14,863	—
Short-term loan (note 5)	42,478	43,096
Capital lease obligations	3,467	4,533
Provision for site closure and reclamation costs	8,182	8,420
Future income tax liability	1,194	1,895
	112,641	114,413
Capital lease obligations	5,953	6,211
Other long-term liabilities	3,879	3,368
Provision for site closure and reclamation obligations	36,617	37,849
Future income tax liability	3,313	14,350
	162,403	176,191
Shareholders' equity
Common shares	312,038	311,908
Contributed surplus	5,664	5,269
Accumulated other comprehensive loss	(95,957)	(89,503)
Retained earnings	209,174	187,764
	430,919	415,438
	$593,322	$591,629

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

On behalf of the Board of Directors,

Terrence A. Lyons, Director	Patrick D. Downey, Director

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Interim Consolidated Statements of Operations and Comprehensive Income

	Three Months Ended March 31
Thousands of US dollars, except share and per share amounts, unaudited	2009	2008
Revenue	$123,818	$86,093
Cost of sales (note 3)	59,318	62,755
Depreciation and depletion	23,497	12,851
Administrative and general	2,282	3,161
Net interest income	(380)	(3,612)
Exploration	3,249	6,161
Currency translation loss (gain)	2,581	(7,112)
Accretion of site closure and reclamation costs	722	741
Other income	(666)	(9,836)
	90,603	65,109
Earnings before income taxes	33,215	20,984
Income tax recovery (expense)
Current	(22,853)	(1,586)
Future	11,048	267
	(11,805)	(1,319)
Net earnings for the period	$21,410	$19,665
Other comprehensive income (loss)
Unrealized loss on available for sale securities	(2,486)	(4,498)
Unrealized loss on translation of self-sustaining operations	(3,968)	(6)
	(6,454)	(4,504)
Comprehensive income	$14,956	$15,161
Net earnings per share
Basic	$0.08	$0.08
Diluted	$0.08	$0.08
Weighted average shares outstanding
Basic	255,753,359	254,677,588
Diluted	255,762,702	255,338,997

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

Northgate Interim Report | Q1 2009 | 22

Interim Consolidated Statements of Cash Flows

	Three Months Ended March 31
Thousands of US dollars, unaudited	2009	2008
Operating activities:
Net earnings for the period	$21,410	$19,665
Non-cash items:
Depreciation and depletion	23,497	12,851
Unrealized currency translation gain	(1,124)	(6,607)
Unrealized gain on derivatives	—	(9,836)
Accretion of site closure and reclamation costs	722	741
Loss on disposal of assets	70	—
Amortization of deferred charges	54	54
Stock-based compensation	439	905
Accrual of employee severance costs	655	—
Future income tax recovery	(11,048)	(267)
Change in fair value of forward contracts	8,433	30,920
Gain on sale of investments	—	(1)
Changes in operating working capital and other (note 10)	2,094	(32,975)
	45,202	15,450
Investing activities:
Release of restricted cash	—	53,064
Increase in restricted cash	(72)	(30,549)
Purchase of plant and equipment	(9,740)	(3,965)
Mineral property development	(7,839)	(3,132)
Transaction costs paid	—	(1,925)
Acquisition of Perseverance, net of cash acquired	—	(196,590)
Repayment of Perseverance hedge portfolio	—	(45,550)
Proceeds from sale of equipment	72	—
Proceeds from sale of investments	—	1
	(17,579)	(228,646)
Financing activities:
Repayment of capital lease obligation	(1,112)	(1,077)
Financing from credit facility	102	7,948
Repayment of credit facility	(719)	(7,746)
Repayment of other long-term liabilities	(151)	(304)
Issuance of common shares	86	1,236
	(1,794)	57
Effect of exchange rate changes on cash and cash equivalents	131	(218)
Increase (decrease) in cash and cash equivalents	25,960	(213,357)
Cash and cash equivalents, beginning of period	62,419	266,045
Cash and cash equivalents, end of period	$88,379	$52,688

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

Northgate Interim Report | Q1 2009 | 23

Interim Consolidated Statement of Shareholders' Equity

					Accumulated
	Number of	Common			Other
Thousands of US dollars,	Common	Shares	Contributed	Retained	Comprehensive
except common shares, unaudited	Shares	Amount	Surplus	Earnings	Income	Total
Balance at December 31, 2008	255,717,071	$311,908	$5,269	$187,764	$(89,503)	$415,438
Shares issued under employee share purchase plan	102,713	86	—	—	—	86
Shares issued on exercise of options	—	—	—	—	—	—
Stock-based compensation	—	44	395	—	—	439
Net earnings	—	—	—	21,410	—	21,410
Other comprehensive loss	—	—	—	—	(6,454)	(6,454)
Balance at March 31, 2009	255,819,784	$312,038	$5,664	$209,174	$(95,957)	$430,919

					Accumulated
	Number of	Common			Other
Thousands of US dollars,	Common	Shares	Contributed	Retained	Comprehensive
except common shares, unaudited	Shares	Amount	Surplus	Earnings	Income	Total
Balance at December 31, 2007	254,452,862	$309,455	$3,940	$176,663	$(3,282)	486,776
Transitional adjustment on adoption of inventory standard	—	—	—	381	—	381
Shares issued under employee share purchase plan	50,440	104	—	—	—	104
Shares issued on exercise of options	736,300	1,571	(439)	—	—	1,132
Stock-based compensation	—	52	853	—	—	905
Net earnings	—	—	—	19,665	—	19,665
Other comprehensive loss	—	—	—	—	(4,504)	(4,504)
Balance at March 31, 2008	255,239,602	$311,182	$4,354	$196,709	$(7,786)	$504,459

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

Northgate Interim Report | Q1 2009 | 24

Notes to Consolidated Financial Statements

Note 1     Basis of Presentation

The accompanying unaudited interim consolidated financial statements for Northgate Minerals Corporation (“Northgate” or the “Corporation”) have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). They do not include all the disclosures required by Canadian GAAP for annual financial statements and should be read in conjunction with the Corporation’s consolidated financial statements and the notes thereto included in the Corporation’s Annual Report for the year ended December 31, 2008. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

Except as disclosed in Note 2 below, these financial statements are prepared using the same accounting policies and methods of application as those disclosed in Note 2 to the Corporation’s consolidated financial statements for the year ended December 31, 2008.

Note 2     Adoption of New Accounting Standards

On January 1, 2009, the Corporation adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. This new standard establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and harmonizes the standard with International Financial Reporting Standard (“IFRS”) IAS 38, Intangible Assets. Concurrent with the introduction of the standard, the CICA withdrew EIC 27, Revenues and expenses during the pre-operating period. The standard is to be applied retrospectively, however the adoption of this standard did not result in any changes to the Corporation’s consolidated financial statements.

Note 3     Inventories and Cost of Sales

	March 31	December 31
	2009	2008
Concentrate and unshipped gold doré	$19,449	$13,041
Gold in circuit	2,192	3,378
Stockpiled ore	14,028	9,489
Supplies	16,454	15,638
	$52,123	$41,546

The cost of sales balance on the statement of operations is comprised of the following items:

	Q1 2009	Q1 2008
Change in inventory	$(7,719)	$(6,569)
Mining and milling costs	45,697	47,898
Marketing and other costs	21,340	21,426
	$59,318	$62,755

Depreciation and depletion is included as depreciation and depletion expense in the statement of operations when the related inventory is sold.

Northgate Interim Report | Q1 2009 | 25

Note 4     Investments

Northgate continues to hold auction rate securities “ARS”, which are floating rate securities marketed by financial institutions with auction reset dates at 7, 28, or 35 day intervals to provide short-term liquidity. The par value of these securities held by the Corporation is $72,600,000. Beginning in August 2007, these ARS began to fail at auction and attempts to conduct auctions have generally ceased. Currently, these securities cannot be readily converted to cash for use by the Corporation to make capital investments or for other business purposes, although the underlying payment and other obligations of the original issuers of these securities remain intact, and these issuers or their guarantors continue to make regular interest payments to the Corporation. All ARS currently held by the Corporation were purchased on its behalf by Lehman Brothers Inc. (“Lehman”), acting in its capacity as broker agent of the Corporation using the discretion conferred on it. Based on representations from Lehman, the Corporation had believed that the securities conformed to its internal investment management policy.

On July 3, 2008, Northgate filed a Statement of Claim (the “FINRA Claim”) with the Financial Industry Regulatory Authority (“FINRA”) in New York, a self-regulatory organization with jurisdiction over customer-broker disputes, regarding alleged mishandling of the Corporation’s investment account (including the unauthorized purchase of ARS) by Lehman and several of its employees. The Corporation has alleged that Lehman’s inappropriate conduct constituted, among other things, breach of contract, breach of fiduciary duty, fraudulent misrepresentation and abuse of discretionary authority. Among the relief sought by the Corporation in the FINRA Claim is a ruling of FINRA relieving the Corporation of its obligation to repay the Short-Term Loan (note 5) as partial compensation for losses suffered as a result of the misconduct of Lehman, effectively ‘setting-off’ the debt owing by the Corporation to Lehman against the damages claimed by the Corporation from Lehman and its employees.

On September 15, 2008, Lehman Brothers Holdings Inc. (“Lehman Holdings”), the parent corporation of Lehman, filed for Chapter 11 bankruptcy protection in the United States, and shortly thereafter Lehman commenced liquidation proceedings. On September 17, 2008, Barclays Capital (“Barclays”) announced plans to buy certain assets from Lehman Holdings and its subsidiaries pursuant to an Asset Purchase Agreement with Lehman Holdings, Lehman and other Lehman affiliates (the “Purchase Agreement”). While Barclays has assumed from Lehman the management of the account in which the ARS of the Corporation are held, based on available information, the Corporation believes that Barclays did not assume the Short-Term Loan in the manner prescribed by the court-approved Purchase Agreement.

From a legal perspective, the FINRA Claim survives the bankruptcy of Lehman such that the Corporation now may claim against the bankrupt Lehman estate. In order to preserve its right to claim against the Lehman estate at the appropriate stage of the bankruptcy administrative process, the Corporation has filed the necessary bankruptcy proof of claim with the appropriate authorities. The Corporation continues to work with its US legal counsel to collect and analyze additional information regarding Lehman, including with respect to the residual value in the Lehman estate, applicable insurance coverage and the aggregate value of competing claims against the Lehman estate so as to be able to make an informed determination regarding a prudent course of action going forward.

Following the bankruptcy of Lehman, the Corporation retained an independent valuator (the “Valuator”) to assess the fair value of its ARS investments. The Valuator considered several factors in making such assessment, including the probability of future defaults by the respective issuers, the potential impact of recent events in the global financial markets, the relative seniority of each security within the capital structure of the relevant issuer, the credit position of financial guarantors and the value of investments and reserves held by the respective issuers.

The estimated fair value of the Corporation’s ARS holdings at March 31, 2009 was $36,817,000, which reflects a $2,474,000 decline from the estimated fair value of $39,291,000 at December 31, 2008. The Corporation continues to earn interest on all its ARS investments.

Northgate Interim Report | Q1 2009 | 26

The decline in value is related mainly to the Corporation’s ARS investments issued by Regulation XXX Insurance companies. The Corporation has concluded that this decline is temporary. In determining that the loss in value is temporary, the Corporation considered the fact that these particular securities have a lower probability of future default, continue to make interest payments, are insured by monoline insurance companies and continue to maintain a credit rating above investment grade. Management also considered the senior rank of its holdings in the capital structures of the respective issuers and the fiduciary obligation of the major insurance companies who own the Regulation XXX entities as factors that improve the likelihood that these investments might eventually return to par value.

The estimated fair value of the Corporations’ ARS investments issued by derivative product companies (companies involved in the issuance of credit default swaps) increased slightly in the three months ending March 31, 2009. In previous periods, decreases in the estimated fair value of these ARS were determined to be other than temporary and a corresponding amount was recognized into net earnings. Previous permanent impairments are not reversed and consequently the increase in estimated fair value was not recognized in net earnings.

The Corporation believes that, based on its cash and cash equivalents balance of $88,379,000 at March 31, 2009 and expected operating cash flow, the current illiquidity and impairment of its ARS investments will not have a material impact on the Corporation’s ability to carry on its business.

Note 5     Short-Term Loan

Subsequent to the ARS investments of the Corporation becoming illiquid, management of the Corporation received from Lehman a short-term loan collateralized by the ARS held in the Corporation’s investment account managed by Lehman, pursuant to a Client Agreement between Lehman and Northgate dated October 18, 2007 (the “Short-Term Loan”). As of March 31, 2009, the principal outstanding on the Short-Term Loan was $42,478,000. The Short-Term Loan matured on June 6, 2008. The Corporation continues to treat the Short-Term Loan as an obligation and has classified it as a current liability.

Northgate Interim Report | Q1 2009 | 27

Note 6     Stock Based Compensation

During the three months ended March 31, 2009, the Corporation granted a total of 1,566,000 (2008 – 1,480,000) options to employees, with a term of seven years and exercisable at Cdn$1.03 per share. Of the options granted, 313,200 vested immediately with remaining options vesting in equal amounts on the anniversary date of the grant over the next four years. The fair value of the options granted for the three months ended March 31, 2009 was $742,000 (2008 – $2,087,000). During the three months ended March 31, 2009, $395,000 (2008 – $853,000) of stock–based compensation was recognized related to outstanding stock options.

During the three months ended March 31, 2009, a total of 361,350 options were cancelled and no options were exercised.

At March 31, 2009, there were 6,963,150 options outstanding, of which 3,981,100 were exercisable.

The fair value of the share options granted during the three months ended March 31, 2009 and 2008 was estimated using the Black–Scholes pricing model with the following assumptions:

	For Options Granted	For Options Granted
	in Q1 2009	in Q1 2008
Risk-free interest rate	2.30%	3.74%
Annual dividends	—	—
Expected stock price volatility	64.1%	49.5%
Expected option life	5.0 years	5.0 years
Per share fair value of options granted (Cdn$)	$0.59	$1.42

Note 7 Financial Instruments

The Corporation has entered into forward sales contracts with Mitsui Bussan Commodities Ltd. (“Mitsui”), to fix the price of copper for certain future production. A total volume of 7,200 metric tonnes of copper were sold forward using London Metal Exchange (“LME”) contracts as at March 31, 2009. These contracts mature from November 2009 through October 2010 at an average forward price of $2.49 per pound. The Corporation also entered into separate forward purchase contracts with Mitsui to repurchase, over the same period, its forward sales position at the difference between the monthly average LME prices in the month of settlement and the forward price of $2.49 per pound. The volume of forward sales and purchases in each future month of production match the expected future pricing periods for copper in concentrate. The copper forward sales and purchase contracts are being recognized on a mark-to-market basis in net earnings. The fair value of these contracts at March 31, 2009 was an asset of $9,519,000, of which $4,075,000 is included in trade and other receivables for contracts maturing within 12 months and $5,444,000 is included in other assets. At December 31, 2008, the fair value of contracts outstanding was an asset of $37,134,000, of which $6,338,000 was included in trade and other receivables and $30,796,000 was included in other assets.

The change in fair value of the forward contracts recognized in the results from operations was a loss of $8,433,000 for the three months ended March 31, 2009.

In February 2009, the Corporation closed out 9,000 tonnes of its copper forward sales contracts for proceeds of $19,182,000. The contracts that were closed out were equally spread over the maturity dates from November 2009 through October 2010.

Northgate Interim Report | Q1 2009 | 28

Note 8     Segmented Information

The Corporation’s primary segment reporting basis is by individual mine as the assessment of performance and resource allocation decisions are made on the same basis. The Corporate segment includes costs incurred for corporate activity in Canada and Australia as well as revenues and costs that are not attributable to the individual mines for performance assessment. Hedging activity and exploration costs are also included in the Corporate segment as the decisions concerning these expenditures are approved at the senior management level.

The operating segment results for the three months ending March 31, 2009 are as follows:

	Fosterville	Stawell	Kemess	Corporate	Total
Revenues	$23,782	$22,415	$86,153	$(8,532)	$123,818
Depreciation and depletion	5,155	5,818	12,402	122	23,497
Exploration	1,025	857	13	1,354	3,249
Net interest expense (income)	91	44	(29)	(486)	(380)
Earnings (loss), before income taxes	6,483	4,693	33,575	(11,536)	33,215
Capital Expenditures	9,747	5,926	1,877	29	17,579
Mineral property, plant and equipment	149,396	109,444	66,307	18,465	343,612
Total Assets	166,128	125,199	160,104	141,891	593,322

The operating segment results for the three months ending March 31, 2008 are as follows:

	Fosterville[1]	Stawell[1]	Kemess	Corporate	Total
Revenues	$4,398	$11,739	$104,016	$(34,060)	$86,093
Depreciation and depletion	1,667	3,387	7,745	52	12,851
Exploration	175	412	219	5,355	6,161
Net interest income	(26)	(44)	(200)	(3,342)	(3,612)
Earnings (loss), before income taxes	(3,781)	683	47,039	(22,957)	20,984
Capital Expenditures	2,596	2,622	1,789	90	7,097

1

Comparative results for the period ending March 31, 2008 include the results of Fosterville and Stawell from February 19 to March 31, 2008. Other figures are for the three month period ending March 31, 2008.

Revenues, net of the effect of hedging, and mineral property, plant and equipment per geographical region for the three months ending March 31, 2009, are as follows:

			Mineral property, plant and
	Revenues		equipment
	Q1 2009	Q1 2008	Q1 2009	Dec. 31, 2008
Canada	$77,621	$69,956	$84,349	$98,636
Australia	46,197	16,137	259,263	259,089
	$123,818	$86,093	$343,612	$357,725

Northgate Interim Report | Q1 2009 | 29

Note 9     Other Income

For the three months ended March 31, 2009, other income includes insurance proceeds of $554,000 relating to the collapse of a buried section of the process water line at Kemess. The event, which occurred in the third quarter of 2008, resulted in ten days of lost production. No amount had previously been accrued in the consolidation financial statements.

Other income for the three months ended March 31, 2008, included a mark-to-market gain of $9,836,000 related to the settlement of Perseverance’s gold forward contracts. In connection with the acquisition of Perseverance, the Corporation had entered into an agreement to acquire Perseverance’s portfolio of gold forward contracts based on the value of the underlying forward contracts at October 30, 2007.

Note 10     Supplementary Cash Flow Information

Changes in non-cash working capital and other:

	Q1 2009	Q1 2008
Trade and other receivables	$(17,997)	$(18,773)
Income taxes receivable	6,837	—
Prepaid expenses	531	1,147
Inventories	(7,157)	(5,758)
Accounts payable and accrued liabilities	(13,382)	(4.932)
Income taxes payable	14,733	(2,944)
Settlement of forward contracts	19,182	(1,588)
Reclamation costs paid	(653)	(127)
	$2,094	$(32,975)

Supplementary information:

	Q1 2009	Q1 2008
Cash paid during the year for:
Interest	$553	$988
Income taxes	587	334
Non-cash transactions:
Reduction of Perseverance hedge portfolio liability through
settlement of agreement to purchase Perseverance hedge portfolio	—	(20,482)

Note 11     Comparative Figures

To ensure comparability of financial information, certain comparative figures have been reclassified to conform to the presentation adopted in the current reporting period.

Northgate Interim Report | Q1 2009 | 30

Shareholder Information
Stock Exchange Listings	Investor Relations Inquiries
Common shares of Northgate Minerals Corporation are	Inquiries regarding the
listed on the Toronto and American Stock exchanges.	news releases, investor presentations, mining projects
and general financial information may be directed to:
TSX: NGX | NYSE Amex: NXG
Keren R. Yun
Transfer Agent & Registrar	t. 416-363-1701 ext.233
e. ngx@northgateminerals.com
Shareholder inquiries relating to address changes and
share certificates should be directed to:
Interested parties are also encouraged to visit our
website at www.northgateminerals.com.
Computershare Investor Services
510 Burrard Street
Vancouver, BC V6C 3B9

t. 1-800-564-6253 (toll free in North America)
or 514-982-7555
f. 1-866-249-7555 (toll free in North America)
or 514-982-7635

Northgate Minerals Corporation is a gold and copper producer with mining operations, development projects and exploration properties in Canada and Australia. The company is forecasting record production of over 390,000 ounces of unhedged gold in 2009 and is targeting growth through further acquisition opportunities in stable mining jurisdictions around the world. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the NYSE Amex (formerly AMEX) under the symbol NXG.

Northgate Minerals Corporation	Northgate Australian Ventures Corporation

Toronto Office	Bendigo Office
18 King Street East, Suite 1602	117 Wills Street
Toronto, ON M5C 1C4	Bendigo, Victoria 3550
t. 416-363-1701	t. 61 (03) 5434 2111
f. 416-363-6392	f. 61 (03) 5442 3955

Vancouver Office
815 Hornby Street, Suite 406
Vancouver, BC V6Z 2E6
t. 604-681-4004
f. 604-681-4003

General Inquiries
ngx@northgateminerals.com
www.northgateminerals.com